SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José, 20, Grupo 1602
Rio de Janeiro/RJ
Corporate Taxpayer’s ID (CNPJ) 33.042.730/0001 -04

COMPANHIA SIDERÚRGICA NACIONAL (“CSN”), providing additional information to the Notice to the Market disclosed on May 9, 2007, in view of the information released by the press on this date, announces the following:

- The National Treasury filed a tax foreclosure against CSN before the 6th Tax Foreclosure Federal Court of Rio de Janeiro requiring debit in the amount of R$1,189,155,720.00 referring to IRPJ – Corporate Income Tax, settled by offset with IPI (excise tax) premium credit.

- To guarantee the foreclosure, CSN offered part of its industrial complex in the amount of R$1,717,938,076.00; however, the National Treasury did not agree and informed that, in view of CSN would resolve at the Annual General Meeting to be held on April 30, 2007 (“AGO”) on the payment of dividends to its shareholders in the amount of R$685,262,000.00, it required the seizure of this amount and the remaining R$503,893,720.00 would be guaranteed by means of seizure of the Company’s treasury shares; CSN, in turn, offered the guarantee insurance.

- Mr. José Eduardo Nobre Matta, Honorable Federal Judge of the 6th Tax Foreclosure Federal Court accepted the National Treasury’s motion and determined the deposit in court of the amounts corresponding to the dividends, as well as the seizure of treasury shares.

- Then, CSN requested the entire debit to be guaranteed with treasury shares, and it resolved at the AGO held on April 30, 2007 on the payment of dividends on May 9, 2007.

- The National Treasury requested the online seizure in the amount corresponding to dividends and summoned Itaú Corretora not to credit any amount to shareholders.

- On May 4, 2007, Mr. José Eduardo Nobre Matta, Honorable Federal Judge of the 6th Tax Foreclosure Federal Court of Rio de Janeiro, accepted the National Treasury’s pleading and determined to stop payment by the BACEN JUD 2.0 system of the amount of R$685,262,000.00 and summoned Itaú Corretora not to pay any dividend to shareholders.

- On this present date, the amount of R$685,262,000.00 is already blocked, and the treasury shares in the amount of R$503,893,720.00 are seized, as demonstrated to Mr. José Eduardo Nobre Matta, Honorable Federal Judge of the 6th Federal Court of Rio de Janeiro.

- Mr. José Eduardo Nobre Matta, Honorable Federal Judge of the 6th Federal Court of Rio de Janeiro, is examining CSN’s request to release its other accounts and financial investments, thus, enabling the payment of dividends to its shareholders.

Rio de Janeiro, May 9, 2007

COMPANHIA SIDERÚRGICA NACIONAL
Benjamin Steinbruch
Investor Relations Officer

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.